EXHIBIT 99.1

PRESS RELEASE

Banro Provides an Operations Personnel Update

- Experienced operating team in place at Twangiza
- Development at Namoya to be expedited during upcoming dry season

Toronto, Canada – March 19, 2013 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT – “BAA”; TSX – “BAA”) wishes to provide a brief personnel update on its Twangiza gold mine and Namoya development project in the Democratic Republic of the Congo (the “DRC”).

“We are very pleased to report that operations at Twangiza and development at Namoya are both progressing smoothly under the supervision of experienced professionals who have demonstrated their commitment and dedication to these projects over the past months and years,” commented Interim CEO, Dr. John Clarke, who has just returned from his meeting with the operations teams in the DRC.

“Dan Bansah, VP Exploration, will assume increased responsibilities with the departure of Colin Belshaw, overseeing all in-country operations to ensure adherence to the strategic plan across all operations,” continued Dr. Clarke. “We are confident that we can continue to draw upon the strengths of our management team members, including Mr. Desire Sangara, VP Government Relations, many of whom have been with the Company for years and whose skills, expertise and leadership have proven to be invaluable.”

At Twangiza, production and plant modifications will continue as planned under the supervision of Frans Gonsalves and Chris Bawah with completion of all optimization initiatives anticipated for ramping up to full nameplate capacity during the fourth quarter of this year.

Thinus Vorster, VP Development and Engineering, along with his development team, will continue to drive the construction at Namoya as the project heads into the dry season.

Banro will continue to provide both corporate and operational updates as the Company progresses toward completion of Namoya development and Twangiza enhancement.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt. The initial focus of the Company is on oxides, which have a low capital intensity to develop but also attract a lower technical and financial risk to the Company and as such maximize the return on capital and limits the dilution to shareholders as the Company develops this prospective gold belt. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Naomi Nemeth, Vice President, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802 or info@banro.com.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of future gold production and gold recoveries and the Company's development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production) or less than those expected following the expansion of the Twangiza plant; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 26, 2012 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.